Scott Schwartz Manatt, Phelps & Phillips, LLP Direct Dial: (202) 585-6534 E-mail: sschwartz@manatt.com

July 2, 2008	Client-Matter: 28459-031
VIA EDGAR
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Jenifer Gallagher

Re:	ChromaDex Corporation (formerly Cody Resources, Inc.); Current Report on Form 8-K filed on June 24, 2008; File No. 000-53290 (formerly File No. 333-140056)
Dear Ms. Gallagher:
On behalf of ChromaDex Corporation (the “Company”), set forth below are the Company’s responses to the Securities and Exchange Commission comment letter, dated June 26, 2008, referencing Item 4.01 of the Current Report on Form 8-K filed by the Company on June 24, 2008. We have separately filed a Form 8-K/A (Amendment No. 1), amending the June 24, 2008 Form 8-K, reflecting updated Item 4.01 information.
Form 8-K Filed on June 24, 2008
Item 4.01
1. We note your disclosure indicating that you dismissed your former accountant on June 20, 2008. Tell us why the letter provided by your former accountant and filed as Exhibit 16 reflects a date that precedes their date of dismissal. Please confirm to us that you dismissed your former accountant on June 20, 2008, and if so, request your former accountant review the disclosures you have provided in response to Item 304(a) of Regulation S-B, and state in a newly dated letter addressed to us whether it agrees with the statements you have made. If June 20, 2008 is not the date of dismissal, please correct your disclosures and obtain a new letter from your auditor. Please submit your former accountant’s new letter as an exhibit to the Form 8-K/A.
We hereby confirm that we dismissed our former accountant on June 20, 2008 and have included a newly dated letter addressed to you from our former accountants that states their agreement with statements that we have made in Item 4.01 of our 8-K filing. The letter is filed as Exhibit 16.01 to the Form 8-K/A (Amendment No. 1).
700 12th Street, N.W., Suite 1100, Washington, D.C. 20005 Telephone: 202.585.6500 Fax: 202.637.1546
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United States Securities and Exchange Commission
July 2, 2008

We also acknowledge, on behalf of the Company, that:
• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
• the Company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.
We hope this letter and Amendment No. 1 is responsive to your request. Do not hesitate to call upon us should you need any additional information.
Sincerely yours,
/s/ Scott A. Schwartz
Scott A. Schwartz

cc:	Frank L. Jaksch, Jr. Thomas C. Varvaro Bart Greenberg Craig D. Miller